Exhibit 12.01
COMPUTATION OF RATIOS
December 31, 2015
BOND RATIO

SCANA and SCE&G:

Dollars in Millions
Year Ended December 31, 2015
Net earnings as defined in SCE&G's bond indenture dated April 1, 1993 (Mortgage)		$1,214.1
Divide by annualized interest charges on:
Bonds outstanding under the Mortgage	$235.0
Total annualized interest charges	235.0
Bond Ratio		5.17

RATIO OF EARNINGS TO FIXED CHARGES

Dollars in Millions	SCANA					SCE&G
Years Ended December 31,	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Fixed Charges as defined:
Interest on debt	$327.8	$318.2	$305.9	$301.3	$287.0	$258.4	$237.6	$226.4	$217.4	$207.8
Amortization of debt premium, discount and expense (net)	4.7	9.7	5.3	4.9	4.8	3.7	4.4	4.2	3.9	3.9
Interest component on rentals	3.7	4.1	4.9	4.9	5.2	4.1	4.0	4.5	3.2	3.6
Total Fixed Charges (A)	$336.2	$332.0	$316.1	$311.1	$297.0	$266.2	$246.0	$235.1	$224.5	$215.3
Earnings as defined:
Pretax income from continuing operations	$1,138.4	$786.0	$693.8	$601.6	$555.6	$711.0	$676.0	$579.7	$509.5	$456.5
Total fixed charges above	336.2	332.0	316.1	311.1	297.0	266.2	246.0	235.1	224.5	215.3
Pretax equity in (earnings) losses of investees	0.8	(1.4)	(3.2)	(3.3)	(2.9)	5.0	5.3	3.5	3.8	2.3
Cash distributions from equity investees	4.0	7.4	9.6	3.3	3.6	-	-	-	-	-
Total Earnings (B)	$1,479.4	$1,124.0	$1,016.3	$912.7	$853.3	$982.2	$927.3	$818.3	$737.8	$674.1
Ratio of Earnings to Fixed Charges (B/A)	4.40	3.39	3.22	2.93	2.87	3.69	3.77	3.48	3.29	3.13

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